

August 19, 2024

David McAtee II
Senior Executive Vice President and General Counsel
AT&T INC.
208 S. Akard St.
Dallas, TX 75202

       Re: AT&T INC.
            Form 8-K
            Filed July 12, 2024
            File No. 001-08610

Dear David McAtee II:

We have completed our review of your filing. Please note that:

- our decision not to issue additional comments should not be interpreted to mean that the Commission staff or the Commission either agree or disagree with, or are opining on the legality of, your disclosure or responses, conclusions, or positions you have taken. Specifically we note that, despite your conclusion that you did not believe that there was any material impact or reasonably likely material impact as a result of the incident, your response states that "the Company concluded that, particularly with the reputational and customer perception risks associated with the incident, information about the incident would significantly alter the total mix of information made available and that there was a substantial likelihood that a reasonable shareholder would consider information about the incident to be important in making a voting or investment decision." We again call your attention to the Commission's statement in the adopting release that Item 1.05's inclusion of "financial condition and results of operations" is not exclusive; companies should consider qualitative factors alongside quantitative factors in assessing the material impact of an incident. For example, consider impacts on customer relationships, competitiveness, and potential reputational harm related to the cybersecurity incident." It appears inconsistent to conclude that an incident is material because of "reputational and customer perception risks associated with the incident" but that the incident has not had, and is not reasonably likely to have, any material impacts on the company, including with respect to the company's reputation and customer perception;

- the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff; and

- the completion of our review does not foreclose the Commission from taking any action with respect to the filing, the company, or the company's practices.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas J. Kim, Esq.